(A Collage of pictures appears here)                                EXHIBIT 19







                         MULTIMEDIA, INC.

                         1995

                         SECOND QUARTER REPORT



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A LETTER TO OUR

SHAREHOLDERS



    Multimedia's net earnings totaled $21.2 million for the quarter that ended on June 30, 1995, and earnings per share were $.54. These results represent increases of 8.9% and 5.9%, respectively, over those reported for the second quarter of last year. Excluding the after-tax loss associated with the launch of NEWSTALK TELEVISION, the Company's news-based interactive cable service, earnings per share were $.62, an increase of 21.6% over 1994's second quarter earnings per share from ongoing operations of $.51.



    Consolidated operating revenues for the year's second quarter were $170.3 million, an increase of 7.0% compared with the same period in 1994. Operating profit increased 5.5% over the prior-year quarter to $52.6 million. Excluding costs related to NEWSTALK TELEVISION, Multimedia's operating profit was 15.9% higher than the comparable quarter in 1994. Interest expense was $14.4 million, $500,000 less than last year's second quarter.



    Net earnings for the first six months of 1995 were $36.0 million and earnings per share were $.93, decreases of 2.1% and 3.1%, respectively, from the first six months of 1994. Excluding the impact of costs related to NEWSTALK TELEVISION in 1995 and gains on the sale of three radio stations in 1994, net earnings from ongoing operations for the six month period increased 20.7% to $41.9 million, and earnings per share from ongoing operations increased 18.7% to $1.08 per share. Revenues for the first six months of 1995 were $326.8 million, 6.9% higher than the previous year. Operating profit rose 2.8% to $93.3 million for the period and increased 13.9% if the effects of NEWSTALK TELEVISION are excluded from the comparison.



    Multimedia Newspaper Company's momentum from a strong first quarter helped produce revenues of $41.3 million for the quarter just ended, a 10.3% gain over the year-earlier period. Second quarter advertising revenue grew 11.1% compared with the same quarter in 1994, fueled by substantial gains in local and classified revenues, and circulation revenue was 6.1% ahead of the second quarter last year. Division revenues for the first six months increased 10.2% over last year to $78.4 million.



    The Broadcasting division's second quarter revenues of $41.8 million were 11.3% more than the same period last year. Broadcasting revenues increased 12.5% to $75.2 million for the first half of the year. These increases result from a healthy advertising climate and the strong ratings positions of the Company's five television stations. KSDK-TV, Multimedia's St. Louis NBC affiliate, was again ranked the nation's #1 station in the top 30 markets in early news, late news and sign-on to sign-off in the May 1995 sweeps.



    Multimedia Cablevision generated revenues of $43.5 million for the quarter, an increase of 3.7% over the year-earlier period. For the six months, Cablevision revenues rose 2.7% in comparison with 1994 to $85.4 million. After eliminating the effect of the division's wireless cable operations that were sold in August 1994, Cable revenues were up 7.6% for the quarter and 6.4% for the first six months. On June 30, Multimedia had approximately 450,000 basic subscribers and was ranked the 27th largest cable operator in the country.



    Multimedia Entertainment's second quarter revenues increased 2.0% to $36.9 million when compared with the same quarter in 1994 and 2.1% to $74.4 million for the first half of the year. Nielsen NSI/SNAP ratings for the May 1995 sweeps show that DONAHUE had a 3.6, off 14.0% compared with last May; SALLY JESSY RAPHAEL produced a 4.2, the same rating as last year; JERRY SPRINGER'S ratings grew 10.0% to a 3.3; and RUSH LIMBAUGH, THE TELEVISION SHOW had a 2.4, an increase of 4.0% compared with the May


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1994 sweeps. Excluding costs associated with the launch of NEWSTALK
TELEVISION, operating profit for the Entertainment division was down 13.8% for the second quarter and 14.9% for the six months.



    For the latest quarter, Multimedia Security Service posted revenues of $6.8 million, reflecting a gain of 11.9% compared with last year's second quarter. For the first six months of this year, Security revenues were $13.4 million, up 15.0% over last year. Security had more than 76,000 customers at the end of the quarter, an increase of approximately 9,000 since March 31, 1995. This substantial growth reflects the purchase of more than 3,200 accounts in Oklahoma, as well as ongoing acquisitions and sales generated by the division's ten sales offices.



    On July 24, Gannett Co., Inc. and Multimedia, Inc. entered into a merger agreement by which Gannett will acquire Multimedia. Under the agreement, Gannett will pay Multimedia shareholders $45.25 for each of the outstanding shares. The purchase price will be adjusted if Multimedia's debt at December 31, 1995, exceeds a specified level. Closing of the transaction is conditioned on, among other things, shareholder approval, receipt of certain regulatory and governmental approvals, and the Company's debt not exceeding a specified level on the second business day prior to the closing of the transaction. Closing of the transaction is expected to occur promptly after Multimedia shareholder and regulatory approvals are obtained.



                                          Sincerely,
                                  (Signature - DONALD D. SBARRA)
                                       Donald D. Sbarra
                       CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                        AUGUST 7, 1995



     THREE MONTHS HIGHLIGHTS

(Unaudited)(In thousands)           1995        1994




REVENUES:

   Newspapers                   $  41,304      37,447

   Broadcasting                    41,762      37,535

   Cable                           43,550      41,979

   Entertainment                   36,903      36,188

   Security                         6,808       6,082

                                $ 170,327     159,231

OPERATING PROFITS:

   Newspapers                   $  13,177      11,524

   Broadcasting                    18,971      13,689

   Cable                           14,363      12,631

   Entertainment                    8,150      15,497

   Security                         1,046         800

   Corporate                       (3,137)     (4,290)

                                $  52,570      49,851




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






                                           CONSOLIDATED STATEMENTS OF EARNINGS



                                    THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1995 AND 1994





                                                             Three Months            Six Months

(Unaudited)  (In thousands except per-share data)          1995       1994         1995     1994




Operating revenues:

   Newspapers                                           $ 41,304      37,447       78,355   71,101

   Broadcasting                                           41,762      37,535       75,212   66,855

   Cable                                                  43,550      41,979       85,450   83,202

   Entertainment                                          36,903      36,188       74,377   72,855

   Security                                                6,808       6,082       13,380   11,637

     Total operating revenues                            170,327     159,231      326,774  305,650

Operating costs and expenses:

   Production                                             64,321      55,700      125,996  108,879

   Selling, general and administrative                    39,877      39,036       79,768   76,679

   Depreciation                                            9,899      10,811       20,449   21,631

   Amortization                                            3,660       3,833        7,237    7,692

     Total operating costs and expenses                  117,757     109,380      233,450  214,881

     Operating profit                                     52,570      49,851       93,324   90,769

Interest expense                                          14,399      14,902       28,862   29,775

Other income (expense), net                                  (62)     (1,100)        (105)   2,177

     Earnings before income taxes and minority

       interest                                           38,109      33,849       64,357   63,171

Income taxes                                              15,816      14,047       26,709   26,216

Minority interest in subsidiaries'income, net              1,128         359        1,637      178

     Net earnings                                       $ 21,165      19,443       36,011   36,777



Per share of common stock:

   Net earnings                                         $    .54         .51          .93      .96

   Cash dividends                                              -           -            -        -

Weighted average shares                                   38,886      38,191       38,708   38,280








                           MULTIMEDIA, INC. AND SUBSIDIARIES



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                               CONSOLIDATED BALANCE SHEETS



                           JUNE 30, 1995 AND DECEMBER 31, 1994







                                                 June 30,     December 31,

(Unaudited)  (In thousands)                        1995          1994




ASSETS

Current assets:

   Cash and cash equivalents                   $  13,299         6,202

   Net trade accounts receivable                  94,789        93,426

   Inventories                                     7,782         4,643

   Deferred income tax benefits                    9,941         9,581

   Program rights                                  2,762         7,570

   Deferred program costs                          7,088        10,923

   Prepaid expenses and other                      7,388         6,795

     Total current assets                        143,049       139,140

Property , plant and equipment, at cost          607,764       558,749

   Less accumulated depreciation                 301,246       283,522

     Net property , plant and equipment          306,518       275,227

Intangible assets, net                           249,026       242,078

Other assets                                      30,533        27,533

                                               $ 729,126       683,978

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

   Current installments of long-term debt      $  30,254        30,254

   Accounts payable                               19,173        24,512

   Accrued interest                                2,669         2,671

   Accrued payroll                                 6,354         8,386

   Accrued expenses                               40,804        38,148

   Income taxes payable                           18,137        10,202

   Program rights payable                          3,108         7,793

   Unearned income                                21,365        20,556

     Total current liabilities                   141,864       142,522

Long-term debt                                   548,001       542,303

Deferred income taxes                             53,574        54,090

Other liabilities                                  3,247         3,294

Minority interest                                 20,321        18,684

Stockholders'equity (deficit):

   Common stock                                    3,786         3,762

   Additional paid-in capital                    191,223       188,224

   Retained earnings (deficit)                  (232,890)     (268,901)

     Total stockholders'equity (deficit)         (37,881)      (76,915)

                                               $ 729,126       683,978








                                    MULTIMEDIA, INC. AND SUBSIDIARIES



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                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                     SIX MONTHS ENDED JUNE 30, 1995 AND 1994


(Unaudited)  (In thousands)                                    1995         1994
Net cash provided by operating activities                    $ 72,294       73,766
Additions to property, plant and equipment                    (47,990)     (33,116)
Acquisitions of properties                                    (21,180)      (8,824)
Other                                                           1,307        4,726
   Net cash used for investing activities                     (67,863)     (37,214)
Addition (reduction) in revolving credit, net                  46,754      (23,999)
Long-term debt retired                                        (41,056)     (12,111)
Other                                                          (3,032)      (4,239)
   Net cash provided by (used for) financing activities         2,666      (40,349)
Increase (decrease) in cash and cash equivalents                7,097       (3,797)
Cash and cash equivalents, beginning of year                    6,202       11,034
Cash and cash equivalents, end of period                     $ 13,299        7,237

NOTE: NET CASH PROVIDED BY OPERATING ACTIVITIES IS FURTHER
  ANALYZED AS FOLLOWS:

Operating profit plus depreciation and amortization
   and amortization of stock options:
   Newspapers                                                $ 26,792       23,532
   Broadcasting                                                36,540       26,731
   Cable                                                       43,374       42,739
   Entertainment                                               15,509       30,570
   Security                                                     4,696        4,354
   Corporate                                                   (5,753)      (6,055)
                                                              121,158      121,871
Interest expense less amoritzation of debt
   issue costs                                                (28,318)     (29,216)
Change in current assets and liabilities                        2,407       (2,260)
Other                                                         (22,953)     (16,629)
Net cash provided by operating activities                    $ 72,294       73,766




                   MULTIMEDIA, INC. AND SUBSIDIARIES



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
                                        MULTIMEDIA,  INC. AND SUBSIDIARIES

MULTIMEDIA                                TENNESSEE                    MULTIMEDIA                    MULTIMEDIA

NEWSPAPER COMPANY                            Daily:          BROADCASTING COMPANY         ENTERTAINMENT COMPANY

305 S. MAIN ST.                  The Leaf-Chronicle               305 S. MAIN ST.          45 ROCKEFELLER PLAZA

P.O.BOX 1688                          (Clarksville)                  P.O.BOX 1688                    35TH FLOOR

GREENVILLE,S.C. 29602                      Monthly:         GREENVILLE,S.C. 29602           NEW YORK, N.Y.10111

                                    Music City News
ALABAMA                                                                TELEVISION         Donahue / Sally Jessy
                                   The Gospel Voice
Daily and Sunday:                                                        GEORGIA            Raphael / Pozner &
                                        (Nashville
The Montgomery                                                Macon:WMAZ-TV (CBS)    Donahue / Jerry Springer /
                             Television Production
Advertiser                                                                                   Rush Limbaugh, The
                               TNN Music City News                      MISSOURI
                                                                                         Television Show/ Susan
ARKANSAS                             Country Awards          St.Louis: KSDK (NBC)
                                                                                         Powter / Dennis Prager
Daily:
                                           VIRGINIA                          OHIO
The Baxter Bulletin                                                                         NewsTalk Television
                                 Daily and Sunday:        Cincinnati: WLWT (NBC)
(Mountain Home)
                              The Daily News-Leader          Cleveland:WKYC (NBC)
                                                                                            MULTIMEDIA SECURITY
GEORGIA                                  (Staunton)
                                                                        TENNESSEE                       SERVICE
Daily:
                                      WEST VIRGINIA       Knoxville:WBIR-TV (NBC)                800 E.WATERMAN
The Observer (Moultrie)
                                             Daily:                                        WICHITA, KANS. 67202
                                                                            RADIO
NORTH CAROLINA              Point Pleasant Register
                                                                          GEORGIA        Multimedia serves more
Daily and Sunday:
                          Multimedia also publishes               Macon:WAYS (FM)    than 76,000 security alarm
Asheville Citizen-Times
                             49 non-daily products.                       WMAZ-AM                    customers.

OHIO
                                                                       MULTIMEDIA
Dailies:
                                                              CABLEVISION COMPANY
Gallipolis Daily  Tribune
                                                              701 E. DOUGLAS AVE.
The Daily Sentinel
                                                                     P.O.BOX 3027
(Pomeroy)
                                                             WICHITA, KANS. 67202
Sunday:

Sunday Times-Sentinel                                    Multimedia operates more

(Gallipolis)                                            than 150 cable television

                                                            franchises in Kansas,
SOUTH CAROLINA
                                                         Illinois, Indiana, North
Dailies:
                                                            Carolina and Oklahoma
The Greenville News
                                                         and serves approximately
Greenville Piedmont
                                                       450,000 basic subscribers.
Sunday:

The Greenville News

    IMPORTANT NOTICE TO SHAREHOLDERS

Wachovia Bank of North Carolina, N.A.is the transfer agent and registrar for Multimedia, Inc.All communications regarding shareholdings or transfer of your shares should be directed to:Wachovia Bank of North Carolina, N.A., Corporate Trust Department, P.O.Box 3001, Winston-Salem, North Carolina 27102.1-800-633-4236 Toll-Free Telephone Number for Shareholder Services.


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(Logo- Multimedia) Multimedia, Inc.                             BULK RATE
                   P.O. Box 1688                              U.S. POSTAGE
                   Greenville, South Carolina 29602               PAID
                   (803) 298-4373                            CHARLOTTE, N.C.
                                                             PERMIT NO. 136
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